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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

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                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                            (Name of Subject Company)

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                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                       (Name of Filing Person, the Issuer)

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           FIXED/ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES B
                     LIQUIDATION PREFERENCE $50.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                    257661306
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID M. BRODSKY, ESQ.
                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                                11 MADISON AVENUE
                            NEW YORK, NEW YORK 10010
                                 (212) 325-2000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

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                                    COPY TO:
                               CLARE O'BRIEN, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

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         TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $184,135,000.00                             $36,827.00
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*     Estimated for purposes of calculating the amount of the filing fee only.
      Calculated by multiplying $52.61 (the per share tender offer price plus accrued and unpaid dividends per share) by 3,500,000, the number of currently outstanding shares of Fixed/Adjustable Rate Cumulative Preferred Stock, Series B, of Credit Suisse First Boston (USA), Inc. sought in the Offer.

**    Calculated as 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $36,827.00         Filing Party: Credit Suisse First Boston (USA), Inc.,
Form or Registration No.: Schedule TO        Date Filed:   October 30, 2001

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |_|

Check the appropriate boxes to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4

|_|   going-private transaction subject to Rule13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

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

      This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement and Schedule 13E-4 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on October 30, 2001 (the "Schedule TO") by Credit Suisse First Boston (USA), Inc., a Delaware corporation (the "Company"), a subsidiary of Credit Suisse First Boston, Inc., a Delaware Corporation ("CSFB"), and an indirect subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"). The Schedule TO relates to the offer by the Company to purchase all outstanding shares of its Fixed/Adjustable Rate Cumulative Preferred Stock, Series B, liquidation preference $50.00 per share (the "Shares" or the "Series B Preferred Stock"), at a price, net to the seller in cash, of $52.20 per Share, plus accrued and unpaid dividends up to but not including the payment date, subject to the terms and conditions set forth in the Offer to Purchase dated October 30, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) of the Schedule TO. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Offer to Purchase and the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

      Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

      2.    Terms of the Offer; Expiration Date

            The first sentence of the fourth paragraph of Section 2 of the Offer to Purchase on page 1 is amended by replacing the words "promptly following the acceptance of Shares for payment pursuant to the Offer" with the words "promptly following expiration of the Offer", and the amended sentence shall read as follows:

            "We will pay for all Shares validly tendered and not withdrawn promptly following expiration of the Offer."

      3.    Acceptance for Payment and Payment for Shares

            The second sentence of the first paragraph of Section 3 of the Offer to Purchase on page 2 is amended by replacing the words "promptly following the acceptance of Shares for payment pursuant to the Offer" with the words "promptly following expiration of the Offer", and the amended sentence shall read as follows:

            "We will pay for all Shares validly tendered and not withdrawn promptly following expiration of the Offer."

      12.   Certain Conditions of the Offer

            Subparagraph (a) of Section 12 of the Offer to Purchase on page 9 is amended by deleting clause (iii), and the amended subparagraph shall read as follows:

            "(a) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or to us or any of our subsidiaries, by any governmental authority which, in our sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Series B Preferred Stock illegal or otherwise restrict or prohibit consummation of the Offer or (ii) delay or restrict our ability or render us unable to accept for payment or pay for some or all of the Series B Preferred Stock; or"

            The end of the first paragraph of Section 12 of the Offer to Purchase on page 10 is amended by deleting the words "sole judgment" and replacing them with the words "reasonable judgment", and the end of such paragraph shall read as follows:

            "and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment."

            The final paragraph of Section 12 of the Offer to Purchase on page 10 is amended and restated as follows:

      "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion prior to the Expiration Date. Our failure at any time prior to the Expiration Date to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. All conditions to the Offer will be satisfied or waived prior to the Expiration Date."

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2001

                                         CREDIT SUISSE FIRST BOSTON (USA), INC.


                                         By /s/ Neil Radey
                                            ------------------------------------
                                            Name:  D. Neil Radey
                                            Title: Managing Director

                                  EXHIBIT INDEX

EXHIBIT NO.

(a)(1)(A)   Offer to Purchase dated October 30, 2001.*

(a)(1)(B)   Form of Letter of Transmittal.*

(a)(1)(C)   Form of Notice of Guaranteed Delivery.*

(a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks,Trust Companies and Other Nominees.*

(a)(5)(B) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(5)(C)   Form of Press Release dated October 30, 2001.*

(b)         None.

(d)         None.

(g)         None.

(h)         None.

* Incorporated by reference to the Schedule TO filed by Credit Suisse First Boston (USA), Inc. on October 30, 2001.